February 1, 2022


     VIA E-MAIL

     Andrew Davalla, Esq.
     Thompson Hine
     41 South High Street
     Suite 1700
     Columbus, Ohio 43217-6101

            Re:     X-Square Series Trust
                    File Nos. 333-261910 / 811-23769

     Dear Mr. Davalla:

             On December 28, 2021, X-Square Series Trust (the    Trust   )
filed a registration statement
     on Form N-1A under the Securities Act of 1933 (the    Securities Act   )
and the Investment
     Company Act of 1940 (the    1940 Act   ) to offer shares of X-Square
Municipal Income Tax Free
     ETF (the    Fund   ). We have reviewed the registration statement and
provide our comments
     below. Where a comment is made in one location, it applies to all similar disclosure appearing
     elsewhere in the registration statement. References made to the    Form
are to Form N-1A and to
     a reference to pages are those provided at the bottom of pages in the registration statement as filed on EDGAR.

     General

     We note that portions of the registration statement are incomplete. Please ensure that the fee table, expense examples, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

1.   Please provide the name of the Fund   s independent registered public
accounting firm in
     correspondence.

2. Please confirm whether a party other than the Fund sponsor or one of its affiliates is providing
     the Fund   s initial seed capital. If so, please identify the party
providing the seed capital and
     describe their relationship with the Fund.
      Andrew Davalla, Esq.
     Feburary 1, 2022
     Page 2 of 3



3. Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

4. The staff notes that the disclosure in the registration statement concerning senior securities appears to describe that which would be provided pursuant to the guidance
of 1979   s Release
     10666. Given the October 28, 2020, adoption of Rule 18f-4 (   Rule),
though the August 2022
     compliance date for the Rule is still months away, consider whether it
would be in the Fund   s
     interest to comply with the disclosure regime of the Rule upon effectiveness of this registration statement.

5. Please note that the 2015 Fixing America's Surface Transportation Act (the "FAST Act")
     requires exhibit hyperlinks and HTML format for investment Companies.

     Fund Fees and Expenses, p.3

6. To the extent applicable, the legends required by the Form should be disclosed as in the Form.
     As such, include in bold, the bolded language in the first Fund Fees and Expenses legend: [y]ou may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. Furthermore, please disclose the applicable section number and heading in the prospectus and SAI where additional information might be found regarding charges, such as brokerage commissions, which are not reflected in the fee table or example. Alternatively, confirm to the staff supplementally that no such charges are applicable.

7. Please confirm supplementally to the staff the date to-be-specified in footnote 2 regarding the end-date of the contractual waiver agreement. Alternatively, confirm that the agreement will comply with the requirement that the fee waiver arrangement will reduce Fund operating
     expenses for no less than one year from the effective date of the Fund   s
registration statement.
     See Instruction 3(e) to Item 3.

8. With respect to the Example, please disclose that the expenses reflect the waiver through its expiration date.

     Principal Investment Strategies of the Fund, p. 4

9.   The Fund's 80% policy should be revised. The Fund uses the terms
municipal    and    tax-free
     in its name; as such, the Fund must disclose that that it will invest: (1) at least 80% of the value of its assets in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax; or (2) its assets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax or from both federal and state income tax. Furthermore, please explain supplementally to the staff whether the Fund intends to include income subject to the alternative minimum tax (AMT) toward its 80% policy.
       Andrew Davalla, Esq.
      Feburary 1, 2022
      Page 3 of 3


10. It appears that the Fund will invest significantly in below investment grade municipal securities.
      Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting rule 22e-4 under the 1940 Act. Your response may also include general market data on the types of investments you intend to hold. See Investment Company Liquidity Risk Management Programs, Investment
      Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155.

11.   The third paragraph of this section discusses the Fund   s adviser
analyzing    issuer   s legal and
      economic fundamentals   . Please briefly expand the disclosure around
what these are in an effort
      to provide more helpful plain English disclosure to investors. Furthermore, please elaborate on
      what    other fundamentals    refers to in the same paragraph; finally,
please provide a plain
      English explanation or the characteristics of bonds that the Fund   s
adviser would consider    to be
      attractive relative to values.

      Principal Risks of Investing in the Fund, pp. 4-8

12. We note that, after Fixed Income Risk is disclosed on page 5, the subsequent principal risks appear in alphabetical order. Particularly noting Municipal Securities Risk, please consider ordering all risks to prioritize the risks that are most likely to
adversely affect the Fund   s net
      asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks
      Disclosure.

13.   With respect to    Liquidation Risk    on page 6, the disclosure begins,
  [i]f a Fund does not grow
      to a size to permit it to be economically viable, the Fund may cease
operations.    Please provide
      further detail on this risk, specifically what size the fund would need to be to be economically viable.

      Management, p. 8

14. If the portfolio managers listed in this section will be jointly and primarily responsible for the
      day-to-day management of the Fund   s portfolio, please make that clear.
See Instruction 2 to
      Item 5(b) of Form N-1A.

      Additional Information About the Fund   s Principal Risks, pp. 10-16

15.   Per the requirements of Form N-1A, risks disclosed as principal risks in
Item 9 disclosure
      should, likewise, be listed in the prospectus    Item 4 disclosure. The
same applies to principal
      strategy disclosure     i.e., where a risk is listed as a principal risk,
it should correspondingly be
      disclosed in principal strategy disclosure, as to both Items 4 and 9. As such, with respect to the following principal risks disclosed in Item 9 (pages 10-16), determine whether they should remain disclosed as such, and if so, provide the applicable corresponding disclosure: Call Risk;
       Andrew Davalla, Esq.
      Feburary 1, 2022
      Page 4 of 3


      Libor Transition Risk; and Market Trading Risk. Otherwise, remove the disclosure from the
      Additional Information about Principal Risks section.

      Statement of Additional Information (   SAI   )

16.   In the    Investment Restrictions and Policies    section of the SAI
(pages 35-36), the 8th restriction
      listed discloses that,    [t]he Fund will invest at least 80% of its
assets in tax-exempt securities
      under normal market conditions [emphasis added].    Recalling the comment
above (Principal
      Investment Strategies of the Fund), regarding the Fund   s 80% policy and
the need for its
      revision, this disclosure emphasizes the applicability of that prior comment. As such, please clarify in the summary section of the prospectus the point intended to be made by the disclosure
      in this 8th restriction. This restriction   s disclosure should be
clarified, and any disclosure
      changes made throughout the registration statement, in order to satisfy Rule 35d-1, should be clear and consistent.

      Part C: Other Information

             Item 28: Exhibits

17. As noted earlier in this letter, as applicable, please address the requirement of exhibit hyperlinks and HTML format for investment Companies.

18. Please file the other finalized exhibits once they are available. If feasible, please provide to the
      staff as soon as possible for the staff   s review, the By-Laws of the
Registrant and the Agreement
      and Declaration of Trust of the Registrant.

             Item 30: Indemnification

19. Please disclose the statement required under Rule 484 of the Securities Act, regarding the unenforceability of indemnification.



                                                *   *   *   * *



              Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

              You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses. Although
 Andrew Davalla, Esq.
Feburary 1, 2022
Page 5 of 3


we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6763.

                                                         Sincerely,

                                                         /s/ Patrick F. Scott

                                                         Patrick F. Scott
                                                         Senior Counsel

cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief